Exhibit 99.1

Press Release	Media contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

March 21, 2022

Fresenius Medical Care participates in three-way merger to create premier value-based kidney care provider in the U.S. – next important step in execution of growth strategy 2025

-	Creation of new company combines strengths of three leading value-based care specialists

-	Execution on strategic expansion along the renal care continuum significantly expands Fresenius Medical Care’s total addressable market in the U.S. from around $50 billion to around $170 billion

-	Establishing independent and integrated value-based care offering in-line with FME25 plan of refining and further growing future Care Delivery segment in the U.S.

Fresenius Medical Care, the world's leading provider of products and services for individuals with kidney diseases, announced today it has entered into a binding agreement to create an independent new company that combines Fresenius Health Partners, the value-based care division of Fresenius Medical Care North America, with InterWell Health, the leading physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, a U.S. provider of value-based kidney care with a leading patient engagement and data platform.

The merger brings together Fresenius Health Partners’ expertise in kidney care value-based contracting and performance, InterWell Health’s clinical care models and strong network of 1,600 nephrologists and Cricket Health’s tech-enabled care model that utilizes its proprietary informatics, StageSmart™️ and patient engagement platforms to create an innovative, stand-alone entity poised to transform kidney care.

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Rice Powell, CEO of Fresenius Medical Care, said: “This effort is an important next step in executing Fresenius Medical Care’s growth strategy 2025 to further expand along the renal care continuum and to refine and grow our future operating model in Care Delivery in the U.S. as part of the FME25 transformation. In bringing together the expertise and competence of three leading partners we will be broadening our offer and adding significant value to patients with chronic kidney disease all over the U.S.”

Bill Valle, CEO of Fresenius Medical Care North America and of the future Care Delivery segment for Fresenius Medical Care, said: “With leading capabilities, scale, and reach, the new company will be well positioned to transform kidney care and health equity in the U.S. This includes reducing hospital admissions and readmissions, slowing disease progression, increasing transplant referrals and rates, accelerating the transition to home dialysis, and improving clinical outcomes and quality of life for patients with lower overall costs for payors.”

The new company, which will be fully consolidated by Fresenius Medical Care as the majority owner and operate under the InterWell Health brand, is valued at $2.4 billion. The merger will create an independent entity that expands into the $120 billion CKD stage 3 to 5 market. The new company targets to engage and manage the care of more than 270,000 people with kidney disease by 2025 and to manage around $11 billion medical cost in the same year. Bringing together the experience, data, technology, algorithms and network in a unique way, will drive growth and increase leverage of the combined assets resulting in continuously improving operating profit margins on medical cost under management and enhance return on invest capital in this asset-light business.

The closing of the transaction is subject to regulatory review. Depending on the progress of such review, the company currently anticipates the transaction could close in the second half of 2022. Any book gains arising at closing of the transaction are not expected to be material on Fresenius Medical Care’s earnings and will be treated as a special item. Fresenius Medical Care expects that this part of the execution on its growth strategy 2025 will support the achievement of its financial 2025 targets.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,171 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

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For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information & consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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